eLLIOTT m. sMITH

Partner

212 294-6787

EMSmith@Winston.com

May 11, 2016

VIA EDGAR AND HAND DELIVERY

Kathleen Krebs

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Imation Corp.
Definitive Proxy Statement

Dear Ms. Krebs:

On behalf of our client, Imation Corp. (the “Company”), we are writing to submit the Company’s responses to comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received orally on May 10, 2016, relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed via EDGAR on April 29, 2016 (the “Proxy Statement”).

For ease of review, we have set forth below each oral comment in bold and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Proxy Statement.

1.	Provide more background on the agreement relating to the incentive fee to be paid to the Clinton Group pursuant to the Company’s investment in the Clinton Lighthouse Fund, including the terms of the agreement and why the Company entered into such agreement. Clarify why the Company has not filed such agreement.

Response: In response to the Staff’s comment, the Company has substantially revised Proposal No. 5 contained in the Proxy Statement (the “Proposal”) to provide more background on the incentive fee and terms of the letter agreement of February 8, 2016 (the “Clinton Letter Agreement”) and the amended and restated Clinton Letter Agreement of April 29, 2016 (the “A&R Letter Agreement”) which set forth the fee arrangement between the Company and the Clinton Group relating to the investment in the Clinton Lighthouse Fund. Attached as Exhibit A hereto is a copy of the revised Proposal, marked to show changes from that contained in the Proxy Statement. The Company does not believe that either of such agreements is a material contract of the type enumerated in Item 601(b)(10) of Regulation S-K and as such had not filed such agreements; however, in light of the Staff’s comment, the Company has decided to file the A&R Letter Agreement as an exhibit to the Company’s Form 10-Q/A for the three months ended March 31, 2016 which was filed for other reasons on or about the date hereof.

2.	Clarify whether an investment had been made yet in the Clinton Lighthouse Fund.

Response: In response to the Staff’s comment, the Company has revised the Proposal to disclose that an investment has been made in the Clinton Lighthouse Fund, the amount of accrued incentive fees and unrealized gain thereunder and that no cash payments or issuance of shares have been made by the Company under the A&R Letter Agreement, and the first such payment in respect of such fees is expected to be made following the Annual Meeting of Shareholders.

3.	Provide a description of the Board’s considerations and decision to invest in the Clinton Lighthouse Fund.

Response: In response to the Staff’s comment, the Company has revised the Proposal to provide a description of the Board’s considerations and decision to invest in the Clinton Lighthouse Fund. Please see Exhibit A to this letter for a description thereof.

4.	Provide more details on the incentive fee structure. For example, the Company discloses that Clinton Group waived its customary fee; how much is the fee that was waived? How did the parties arrive at this incentive fee structure? Provide more information on the adjustments to the incentive fee; is there any portion of the incentive fee that is discretionary by the Company?

Response: In response to the Staff’s comment, the Company has revised the Proposal to provide the requested detail on the incentive fee structure, including how the parties agreed upon the terms thereof, and the fact that the incentive fee is not discretionary. Please see Exhibit A to this letter for a description thereof.

5.	Clarify what the consequences are should the Company not obtain approval of its shareholders for the proposal, including how the cash fee will be calculated.

Response: In response to the Staff’s comment, the Company has added disclosure to the Proposal under a new subheading entitled “Consequences if the Proposal is Not Approved.”

Please contact me at 212-294-6787 if you have any questions or require any additional information.

Sincerely yours,

/s/ Elliott M. Smith

Elliott M. Smith

EXHIBIT A

PROPOSAL NO. 5

APPROVAL OF THE ISSUANCE OF UP TO 15% OF COMPANY’S OUTSTANDING SHARES

OF COMMON STOCK TO PAY INCENTIVE FEES ARISING FROM CLINTON

LIGHTHOUSE INVESTMENT

As previously disclosed, on February ~~8~~12, 2016, we ~~entered into a subscription agreement to invest up to~~invested $20 million of Imation’s excess cash in the Clinton Lighthouse Equity Strategies Fund (Offshore) Ltd. (“Clinton Lighthouse~~”).~~ Fund”). The Clinton Lighthouse Fund is designed to be a market neutral fund which aims to provide prompt liquidity to its investors. The fund is managed by Clinton Group, a shareholder of the Company. Mr. De Perio, the Company’s Chairman of the Board, is a Senior Portfolio Manager at the Clinton~~. Accordingly, the~~ Group.. As discussed below, our Board ~~of Directors,~~evaluated several investment opportunities in ~~conjunction~~connection with ~~management~~our strategy to deploy our cash in a manner beneficial to the Company and our shareholders. In connection therewith, our Board determined that an investment in the Clinton Lighthouse Fund was in the best interests of our shareholders and voted, with Mr. De Perio abstaining, ~~reviewed various funds in evaluating this and several other potential investments and voted to~~ to approve the investment~~.~~..

Background to the Investment

As previously disclosed, in August 2015, Imation formed a Strategic Alternatives Committee of its Board to work with management and make recommendations to the Board regarding the Company’s use of its excess capital. On October 19, 2015, the Company announced that it would actively explore new alternative uses for its excess capital. Mr. Fernander, together with the Strategic Alternatives Committee, was tasked with examining opportunities to deploy Imation’s excess cash and developing initiatives for strategic value creation. The scope of the opportunities considered included those outside industries that have comprised Imation’s historical focus, including in the private and public markets.

Following the decision by the Strategic Alternatives Committee to actively pursue opportunities to deploy Imation’s excess cash, the Audit and Finance Committee and Board of Directors explored changes to the Company’s cash investment policy. At the end of December 2016, the disinterested members of the Audit and Finance Committee, Robert Searing and Alex Spiro, voted to recommend to the Board changing the Company’s cash investment policy to permit investment of up to 25% of the Company’s excess cash into equity investments, including stocks and investments funds, including hedge funds. Two days later, the disinterested members of the Board of Directors, with Mr. De Perio abstaining, voted to adopt the Audit and Finance Committee’s recommendation to change the cash investment policy, and to ask management to provide a report summarizing potential investments.

On January 8, 2016, management provided a summary report regarding a cash investment proposal for the review of the Audit and Finance Committee and the Board. The report provided an analysis of nine potential investment fund options for investment, including utilizing the services of an independent third party investment adviser. The report analyzed each of the nine potential investment funds based on several key factors, including (i) historical seven-year rate of return; (ii) volatility; (iii) beta coefficient (for volatility and systemic risk); (iv) Sharpe ratio for risk-adjusted returns; (v) liquidity; and (vi) applicable management fees. After reviewing those factors, management recommended the Clinton Lighthouse Fund, based on its having the highest seven-year rate of returns, a good risk-adjusted rate of return, the option of prompt liquidity, and more favorable management and incentive fees compared to alternatives with similar performance. On January 10, 2016, the disinterested members of the Audit and Finance Committee met to discuss the report, as well as the discussions of Mr. Spiro with some of the investment fund alternatives, and its obligations to review the Clinton Group investment as a potential related party transaction. The disinterested members independently evaluated the alternatives and an investment in a fund managed by Clinton Group in particular, and they determined that such an investment was reasonable and in the best interests of the Company, and provided an investment on terms as favorable or more favorable than the other investments reviewed. Among other things, the Audit and Finance Committee members noted that Clinton Group had agreed to waive its customary two percent management fee, which the committee viewed as aligning Clinton Group’s interests with the Company as an investor, and that the Clinton Lighthouse Fund provided more favorable investment terms than the other investment funds, such as daily liquidity, while also offering a high rate of return. Accordingly, the disinterested members of the Audit and Finance Committee members voted to recommend the investment in Clinton Lighthouse Fund to the full board.

On January 12, 2016, the Board met to discuss the Audit and Finance Committee’s recommendation. Mr. De Perio recused himself from Board’s consideration of the investment. The Board noted that nine investment funds had been considered. Further, the Board analyzed the key facts in management’s report, including the input of an independent third party investment advisor. The Board evaluated the investments with a focus on maintaining liquidity while pursuing a high rate of return and positive risk profile. The Board queried management and Clinton Group about certain aspects of the investment and tailoring the investment to the Company’s risk profile. The Board reviewed its fiduciary obligations with counsel, and deliberated over the potential investments. The disinterested members of the Board ultimately voted to invest up to 25% of the Company’s excess cash in the Clinton Lighthouse Fund. In reaching this decision, the board relied on the Clinton Lighthouse Fund’s higher rate of returns than other investment funds reviewed, as well as daily liquidity for Imation’s investment and Clinton Group’s waiver of management fees unlike other funds, and the fact that Clinton was likely to be more responsive than other managers given Clinton Group’s relationship with the Company.

On February 12, 2016, we invested $20 million in the Clinton Lighthouse Fund. On March 17, 2016, the Board approved the elimination of the 25% limitation on the amount of the Company’s cash that may be invested, such that the Company may invest up to $35 million of its excess cash in the Clinton Lighthouse Fund. Thereafter, on March 24, 2016, we invested an additional $15 million in the Clinton Lighthouse Fund. As of the date of this proxy statement, we had approximately $35 million invested in the Clinton Lighthouse Fund.

Fees Relating to the Investment

Pursuant to ~~the~~a letter agreement dated February 8, 2016 between the Company and the Clinton Group relating to the investment~~, Clinton~~ (the “Clinton Letter Agreement”), the Company agreed to pay the Clinton Group an incentive fee of 25% of any realized and unrealized gains from the Clinton Lighthouse Fund. Pursuant to this letter agreement, the Clinton Group has waived its customary two percent management fee and agreed to accept payment of any incentive fees ~~on realized and unrealized gains from the Clinton Lighthouse investment~~ in the form of shares of Company common stock valued at $1.00 per share (“Issue Price~~”). As of the date of this proxy statement, no amounts have been~~ ”), representing a 54% premium over the closing price of the Company’s common stock on the date of the Original Letter Agreement. The incentive fees are not discretionary and will be paid ~~under this agreement and no shares have been issued~~on a quarterly basis, subject to earlier payment in the event we redeem all or a portion of our investment.

On April 29, 2016, we amended and restated the ~~agreement with Clinton, subject to our receipt of shareholder approval of the issuance of common stock contemplated thereby,~~Clinton Letter Agreement (the “A&R Letter Agreement”), in order to ~~adjust~~increase the Issue Price to $1.80 per share, effective May 1, 2016, which reflects a premium of ~~16~~13% over the April ~~26~~29, 2016 closing price of the Company’s common stock and a ~~21~~20% premium over the prior 30-day average price of the Company’s common stock. Beginning May 1, 2016, if the daily volume-weighted average price (“VWAP”) of Company common stock is above $1.80 per share for 25 days in any 30-day period, then the Issue Price will be reset to a new price calculated at a 15% premium to the VWAP of the preceding 30-day period. Thereafter, the Company and Clinton Group will mutually agree upon the terms and conditions, including the price per share at which the Issue Price will be reset thereafter. The Company’s Audit and Finance Committee will meet every 30 days to evaluate the fairness of the value at which its Company common stock is used to pay incentive fees.

As of May 6, 2016, the Company has accrued approximately $600,000 in incentive fees relating to an unrealized gain of approximately $1.9 million (net of the $600,000 in accrued fees) in respect of such investment. We have not yet made any cash payments or issued any shares under the agreement and do not expect to do so until following our annual meeting of shareholders.

Reason for the Proposal

If the Clinton Lighthouse Fund investment has positive income, then, subject to the shareholder approval sought by this proposal, the Company will pay incentive fees in the form of Company common stock which could result in the Company issuing to the Clinton Group more than 1% of the Company’s outstanding shares of common stock. Under New York Stock Exchange rules, we are required to seek shareholder approval for the issuance of more than 1% of the Company’s outstanding shares of common stock to the Clinton~~.~~ Group.

Accordingly, we are asking our shareholders to approve the issuance of up to 15% of the number of outstanding shares of common stock of the Company to pay any incentive fees arising from the Clinton Lighthouse Fund investment. The Company chose the maximum amount of 15% of its outstanding shares of common stock in order to preserve flexibility in order to be able to pay ~~any~~the Clinton ~~Lighthouse~~Group any incentive fees that become due over the coming several years or in the event that the Clinton Lighthouse ~~investment’s~~Fund’s performance exceeds expectations.

If shareholders approve this proposal, then Company will issue common stock on a quarterly basis to the Clinton Group to satisfy any outstanding incentive fees. ~~If shareholders do not approve this proposal, then any incentive fees or shortfall will be paid to Clinton in cash at the value which Clinton would otherwise have received in stock.~~

Consequences if the Proposal is Not Approved

If our shareholders do not approve this proposal, then we will not be permitted under NYSE rules to issue 1% or more of our outstanding common stock to the Clinton Group in payment of the incentive fee. As a result, we would pay such fee in cash, in the amount equal to the fair value of the shares of our the common stock as of the date on which such fee was due (i.e. if we owed the Clinton Group 1 million shares of common stock at $1.00 per share and as of the date such incentive fee is due our common stock is trading at $1.50 per share, then we would owe the Clinton Group $1.5 million in cash).

The Board of Directors recommends that you vote FOR approval of the issuance of up to 15% of the Company’s outstanding shares of common stock, instead of cash, to pay incentive fees from the investment in the Clinton Lighthouse ~~Investment.~~ Fund. The vote required to approve this Proposal, is a majority of the shares present in person or by proxy at the Annual Meeting and entitled to vote on the matter (excluding those shares held by the Clinton Group, its employees and affiliates), provided that the total number of shares that vote on the proposal represents a majority of the shares outstanding on the record date.